BioHarvest Sciences to Present at H.C. Wainwright 26th Annual Global Investment Conference

Vancouver, British Columbia and Rehovot, Israel – September 4 , 2024 - – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), a company pioneering its patented Botanical Synthesis technology platform, today announced it will participate in the H.C. Wainwright 26th Annual Global Investment Conference taking place September 9 – 10, 2024 at the Lotte New York Palace Hotel in New York City.

Ilan Sobel, CEO of BioHarvest Sciences, will conduct 1x1 meetings with institutional investors throughout the conference, and deliver the Company’s presentation, which can be streamed live or viewed on-demand by the public at the webcast link below.

H.C. Wainwright 26th Annual Global Investment Conference

Date: Monday, September 9, 2024

Presentation Time: 2:30 p.m. Eastern time

Webcast: https://journey.ct.events/view/4039aa22-119c-4dfb-9525-1e0c48bc4a2b

Location: Lotte New York Palace Hotel, New York City

In-person attendance is by invitation only and registration is required for conference participation. For more information on the H.C. Wainwright 26th Annual Global Investment Conference, or to schedule a meeting with BioHarvest management, please contact your H.C. Wainwright representative or email your request to BHSC@mzgroup.us.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (OTCQB: CNVCD) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us